UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jianpu Technology Inc.

(Name of Issuer)

Class A ordinary shares, US$0.0001 par value per share

(Title of Class of Securities)

47738D309(1)

(CUSIP Number)

Jiayan Lu

JYLu Holdings Ltd.

c/o Jianpu Technology Inc.

5F Times Cyber Building, 19 South Haidian Road

Haidian District, Beijing

People’s Republic of China

Telephone: +86-10-6242-7068

With copies to:

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower,

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3740-4700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1) CUSIP number 47738D309 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the OTCQB under the symbol “AIJTY.” Each ADS represents 20 Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47738D309	13D/A	Page 2 of 6 Pages

1	Names of Reporting Persons Jiayan Lu
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 36,706,536(1)
		8	Shared Voting Power 0
		9	Sole Dispositive Power 36,706,536(1)
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,706,536(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%. The voting power of the shares beneficially owned represented 28.2% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1) Represents  5,607,360 Class A Ordinary Shares in the form of ADSs held by Jiayan Lu, (ii) 28,738,439 Class B Ordinary Shares held by JYLu Holding Ltd. and (iii) 2,360,737 Class A Ordinary Shares issuable upon exercise of options and vesting of restricted shares within 60 days after the date hereof. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Jiayan Lu.

(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A Ordinary Shares and Class B Ordinary Shares as a single class as of February 29, 2024 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Holders of Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one vote, and each Class B Ordinary Share will be entitled to ten votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 47738D309	13D/A	Page 3 of 6 Pages

1	Names of Reporting Persons JYLu Holdings Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 28,738,439(1)
		8	Shared Voting Power 0
		9	Sole Dispositive Power 28,738,439(1)
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,738,439(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.8%. The voting power of the shares beneficially owned represented 27.5% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1) Represents 28,738,439 Class B Ordinary Shares held by JYLu Holding Ltd. JYLu Holding Ltd. is a British Virgin Islands company wholly owned by Jiayan Lu.

(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A Ordinary Shares and Class B Ordinary Shares as a single class as of February 29, 2024 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Holders of Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one vote, and each Class B Ordinary Share will be entitled to ten votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 47738D309	13D/A	Page 4 of 6 Pages

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Statement on Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on August 6, 2018 (the “Statement”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Statement.

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and restated as follows:

This Schedule 13D relates to the Class A Ordinary Shares of Jianpu Technology Inc., a Cayman Islands company (the “Issuer”), whose principal executive offices are located at 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People’s Republic of China.

The Ordinary Shares of the Issuer consist of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B Ordinary Shares, par value $0.0001 each. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

The ADSs are quoted on the OTCQB and are currently traded under the symbol “AIJTY.”

Item 2.	Identity and Background

Items 2(b) through (f) of the Statement are hereby amended and restated as follows:

(b), (c), and (f): Jiayan Lu is a director of the Issuer. Jiayan Lu is a citizen of the People’s Republic of China. The principal business address of Jiayan Lu is c/o Jianpu Technology Inc., 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People’s Republic of China.

JYLu Holdings Ltd. is principally an investment holding vehicle and is wholly owned and controlled by Jiayan Lu. The principal business address of JYLu Holdings Ltd. is c/o Jianpu Technology Inc., 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People’s Republic of China. The name, business address, present principal employment and citizenship of each director and executive officer of JYLu Holdings Ltd. are set forth in Schedule A hereto and are incorporated herein by reference.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated as follows:

From March 20, 2024 through August 27, 2024, Jiayan Lu purchased a total of 4,571,640 Class A Ordinary Shares in the form of ADSs of the Issuer in the open market for approximately US$97 thousand with his personal funds. (the “Recent Open-Market Purchases”).

CUSIP No. 47738D309	13D/A	Page 5 of 6 Pages

Apart from the Recent Open-Market Purchases, Jiayan Lu beneficially owned (i) 1,035,720 Class A Ordinary Shares of the Issuer in the form of ADSs held by himself prior to the Recent Open-Market Purchases, (ii) 28,738,439 Class B Ordinary Shares of the Issuer held by JYLu Holding Ltd, a British Virgin Islands company wholly owned by Jiayan Lu, and (iii) the 2,360,737 Class A Ordinary Shares of the Issuer issuable to Jiayan Lu upon exercise of options and vesting of restricted shares within 60 days after the date hereof.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and restated as follows:

The information set forth in Item 3 is hereby incorporated by reference in its entirety. The Recent Open-Market Purchases were made for investment purposes.

Except as set forth above and potential future receipt of awards that may be granted to Jiayan Lu under the Issuer’s share incentive plans, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

(a)—(b): The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A Ordinary Shares and Class B Ordinary Shares as a single class as of February 29, 2024 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for a vote. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

(c): Except as set forth on Schedule B attached hereto, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer beneficially owned by any of the Reporting Persons.

(e): Not applicable.

CUSIP No. 47738D309	13D/A	Page 6 of 6 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

A*	Joint Filing Agreement, dated August 6, 2018, by and between the Reporting Persons

*            Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2024

/s/ Jiayan Lu
Jiayan Lu

JYLu Holdings Ltd.

	By:	/s/ Jiayan Lu
	Name:	Jiayan Lu
	Title:	Director

Schedule A

Executive Officers and Directors

JYLu Holdings Ltd.

The business address of the following individual is c/o Jianpu Technology Inc., 5F Times Cyber Building, 19 South Haidian Road, Haidian District, Beijing, People’s Republic of China.

Name	Country of Citizenship
Director:
Jiayan Lu	People’s Republic of China

Executive Officers:
None	Not applicable

Schedule B

60-Day Trading History

Trade Date	Amount of ADSs (Each Representing 20 Class A Ordinary Shares) Purchased	Weighted Average Price Per ADS (US$)
August 27, 2024	84,000	0.21

The transaction above was effected by Jiayan Lu in the open market.